Filed by United Community Banks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Reliant Bancorp, Inc.

Commission File No.: 001-37391

Date: October 20, 2021

Set forth below is a transcript of United Community Banks, Inc.’s quarterly earnings conference call held on October 20, 2021 during which the proposed merger of Reliant with and into United was discussed.

UNITED COMMUNITY BANKS, INC.

Moderator: Lynn Harton

October 20, 2021

11:00 a.m. EDT

Operator

Good morning, and welcome to United Community Banks' quarterly earnings call. Hosting the call today are Chairman and Chief Executive Officer, Lynn Harton; Chief Financial Officer, Jefferson Harralson; President and Chief Banking Officer, Rich Bradshaw; and Chief Risk Officer, Rob Edwards.

United's presentation today includes references to operating earnings, pretax, pre-credit earnings and other non-GAAP financial information. For these non-GAAP financial measures, United has provided a reconciliation to the corresponding GAAP financial measure in the Financial Highlights section of the earnings release as well as at the end of the investor presentation. Both are included on the website at ucbi.com.

Copies of the quarter's earnings release and investor presentation were filed last night on Form 8-K with the SEC, and a replay of this call will be available in the Investor Relations section of the company's website at ucbi.com.

Please be aware that during this call, forward-looking statements may be made by representatives of United. Any forward-looking statements should be considered in light of risks and uncertainties described on Pages 5 and 6 of the company's 2020 Form 10-K as well as other information provided by the company in its filings with the SEC and included on it's website.

At this time, I'll turn the call over to Lynn Harton.

Lynn Harton

Chairman, President & CEO

Well, good morning, and thank you all for joining our call today. This has been another great quarter for United, and I want to start by congratulating our teams throughout the company for their performance.

On an operating basis, our earnings per share for the quarter was $0.83 equating to 148 basis point return on assets and an 18.2% return on tangible common equity. Loan growth, ex-PPP, was 4.5% annualized, and we continue to have strong overall average balance sheet growth driven by strong deposit growth. Our cost of deposits dropped by 2 basis points and now stands at only 7 basis points. Credit results are also excellent with net charge-offs of only 2 basis points and a reserve release of $11 million.

Our operating efficiency ratio improved to 52.3%, which is among the best we have reported. And so once again, thanks and congratulations to the United teams that make these kind of results possible. Our strategic initiatives also continue to perform well, following the completion of our acquisition of FinTrust Capital Partners in July. We continue to see solid performance in this line of business as well as opportunities to deepen and expand our customer relationships with a stronger wealth management offering.

Earlier this month, we completed the acquisition of Aquesta. We expect conversion and rebranding in November and continue to be very excited about the organic growth potential of the Charlotte and Wilmington markets that Aquesta brought to us. Our partnership with Reliant Bank also continues to be on track with an anticipated closing of that transaction in early January. I'm impressed with the quality of the leadership and the teams at Reliant and I look forward to them joining United. You may have seen, in fact, I hope you did see Reliant's earnings release last night, where they reported record results for the quarter demonstrated by a return on assets of 1.74% and a return on tangible common equity of 18.4%, and annualized loan growth ex-PPP of 14%. As I mentioned in our earnings press release, we're also very glad to welcome Jennifer Bazante, Chief Marketing Officer of Humana to our Board. Current expertise in branding, marketing and digital transformation will add tremendously to our Board and will be a great complement to our new Chief Marketing Officer as we continue to invest in these areas.

And now I'd like to turn it over to Jefferson for more details on the quarter.

Jefferson Harralson

Executive VP & CFO

Thank you, Lynn. I'm going to start my comments on Page 9. The chart highlights are relatively consistent and strong loan growth, excluding PPP loans over the last year and also shows our strong deposit growth over the same time frame. And in combination, we have become a lot more liquid and our loan-to-deposit ratio has moved to 66% from 81% a year ago, making us more liquid, but also providing us an opportunity to invest this over time.

On Page 10, we take a closer look at our loan book and our mix of our loans, we had $122 million of loan growth similar to last quarter in dollars and rounds out to 4.5% annualized loan growth, which is net of the sale of a number of SBA and Navitas loans that totaled just over $33 million in the quarter.

Moving to Page 11, which details our deposit growth. While we had $122 million of loan growth, we also had $537 million of deposit growth, which annualizes at a 13% growth rate. Deposit costs are near the bottom, but we were able to move the cost down another 2 basis points this quarter to 7 basis points.

On Page 12, I will touch briefly on capital. Our capital ratios were relatively flat in the quarter and are above peer levels, partly because of a $100 million preferred raise we did last year. With the Aquesta and Reliant transactions, we are putting that raise to work, and we expect that our capital ratios will be at peer levels on a pro forma basis. In addition to our dividend this quarter, we did use capital in 2 ways. One, we purchased FinTrust for cash on July 6, and we bought back $10 million of shares in Q3.

On Page 13, we talk about spread income and the margin. Excluding PPP fees and loan accretion, our spread income grew at a 3% annualized pace in Q3. Our core margin was down 10 basis points, mainly due to continued increased liquidity, driven by the strong deposit growth in combination with a significant cash flow coming with PPP forgiveness.

On Page 14, it details our fee income, which had a good growth in Q3 of $4.3 million. That said, $2 million of the $4.3 million increase came from the FinTrust acquisition that closed on July 6. Besides FinTrust, fee income growth was quite strong and was driven by good mortgage results. The mortgage quarter was highlighted by increased rate lag volume and a $1.3 million MSR write-down compared to a $3 million write-down last quarter. Like last quarter, we had some Navitas loan sales and had $861,000 of gains on $19.3 million of loans sold. We would expect to continue Navitas loan sales in Q4 in addition to our normal SBA loan sales.

Page 15 shows our expenses up $800,000 from last quarter. That said, excluding $1.9 million in new operating FinTrust expenses, comparable quarter expenses were down 1% from last quarter. I expect relatively flat to slightly higher expenses in Q4, excluding the impact of Aquesta that closed on October 1.

Page 16, we talk about PPP loans. We recognized $12.9 million in PPP fees in Q3 and have $5.8 million left to recognize and $150 million of loans still in the book, of which we expect a significant amount to be forgiven in Q4.

Moving to Page 17, I will talk briefly on credit here, and Rob Edwards is here for Q&A on the subject. Net charge-offs were very low at just 2 basis points annualized and with improving special mention and substandard accruing loans, we had our third reserve release in 3 quarters this quarter, releasing $11 million.

Page 18 gives you a closer look. And we saw improvements in the businesses that we lend to, special mention decreased by $92 million, and we saw improvements in substandard and NPAs as well.

Looking to Page 19. It shows the walk forward of the reserve, excluding PPP loans, our wellness for credit losses moved to 1% in Q3 from 1.12% in Q2.

With that, I'll pass it back to Lynn for closing comments.

Lynn Harton

Chairman, President & CEO

Once again, I want to thank all of our bankers and support staff for continuing to build this company, their ability to deliver great service, which according to J.D. Power is #1 in customer satisfaction and #1 in trust in the Southeast and also according to J.D. Power has the second highest Net Promoter Score in the country. This focus on service continues to set United apart, and it attracts both customers and great bankers to join us. I appreciate your interest in United, and I'd like to now open the floor for questions.

Question and Answer

Operator

Thank you. If you would like to ask a question, please press the star and the one key on your telephone keypad. Remember not to use your speaker phone when asking a question. And our first question comes from Jennifer Demba with Truist Security.

Jennifer Demba

Truist Securities, Inc.

Good morning. Two questions. The first one is for Rob. Rob, just wondering with loan losses extraordinarily low for the last several quarters, particularly this quarter, I'm wondering how long you think that will continue. The second question is regarding deploying the excess liquidity. Just wondering how much you expect to buy in securities for the quarter versus deploying it in loans.

Rob Edwards

Executive VP & Chief Risk Officer

So Jenny, for some reason, we're having a little bit of a problem here, and so I'm going to repeat what I think the question is, and that really is just because losses are so low, how long or how long do we think they've been low for a while, and this year, we're basically at 0 year-to-date. How long do we think they can continue on at 0? And I would just say -- at the moment, we're fairly optimistic about asset quality. We feel good about where the numbers are. We don't see any have any big looming things. And so we're positive and feel strong about continued strong asset quality and relatively low charge- offs.

Jefferson Harralson

Executive VP & CFO

And I'll take the next one, Jenny. I think what I heard you say was maybe is the timing and plan to use the excess liquidity. You saw that our securities book grew this quarter. We had strong loan growth. We expect to continue to grow our securities portfolio. I don't know if we use all of our excess liquidity next year, and we're still coming up with our budget. But what I expect to happen is our deposit growth to slow down. I expect that we'll continue to grow the securities book at roughly this pace, and then we'll have strong loan growth, I believe, too, and you get to the end of next year, and you – we will have used a pretty significant amount of that liquidity that you see on the balance sheet.

Operator

Our next question is from Catherine Mealor with KBW.

Catherine Mealor

Keefe, Bruyette, & Woods, Inc.

Just one follow-up on the size of the securities book. Is there a percentage of average earning assets that you are targeting for that or maybe not grow above, Jefferson?

Jefferson Harralson

Executive VP & CFO

Great question. And Catherine, one thing in there is there's not really a percentage we won't go above. It really depends on the loan-to-deposit ratio. And if there's excess cash on that, we're going to put that to work. As the ratio gets larger, as it moves from 30% or even higher, we'll take less risk incrementally with the securities we invest in. So we believe we need to put this cash to work, but we'll just incrementally reduce the risk as the portfolio gets bigger as a size of the balance sheet.

Catherine Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Is there anything you'd be aware of as Reliant folds into your securities book or their borrowings or deposits that you pay off as you restructure the balance sheet with all the excess liquidity?

Jefferson Harralson

Executive VP & CFO

Another great question. So I would say their securities book is relatively small. So all things equal, it helps our balance sheet mix towards loans. They have -- the securities they have are relatively heavy in municipal bonds that we like. We have a barbell approach right now in our securities investing. There are some borrowings to prepay, but there's not significant debt that can be prepaid in the near term. So it's not a ton on the liability side. If you saw their quarter, they had very significant improvement in their cost of funds on their own. And so with liquidity. That could be an opportunity to, over time, but -- so they enhance what we're doing and they put more of our liquidity to work when you blend that together.

Catherine Mealor

Keefe, Bruyette, & Woods, Inc.

And is it fair to assume that your growth rate on loans should improve into next year just given Reliant is growing at a double-digit pace? And then maybe from a core UCBI perspective, where do you think there is an upside to your current kind of mid-digit growth rate?

Rich Bradshaw

Executive VP & Chief Banking Officer

Catherine, this is Rich. So yes, we are about next year with Reliant and Aquesta, and feel very good about those markets and layering on our verticals on top of what they're already doing. So incrementally, we're very excited about that. And to address. I think your other question, just in Q4, we feel that Q4 will be better than Q3. We're going into it with a really strong October, feeling really good about the pipelines, what we've seen in the activity in senior credit committee. So we feel like we've got a lot of tailwinds right now.

Operator

Our next question is from Kevin Fitzsimmons with D. A. Davidson.

Kevin Fitzsimmons

D.A. Davidson & Co.

I hope you can hear me. I know it's very early with the Aquesta deal that you closed and I’m curious about any opportunities you see in Metro Charlotte to bolt-on new teams or new hires on to that Aquesta platform, whether you're getting inbounds from team of officers in the Charlotte market?

Rich Bradshaw

Executive VP & Chief Banking Officer

This is Rich again. Yes, we're very excited about this. First of all, just to clarify, we have a large existing commercial team in Charlotte, including a core commercial banking team, but we also have a number of our verticals are located there as well. And what I'm really pleased to tell you is already we have approved 2 very large existing Aquesta customers for loans that will either close in Q4 or Q1 next year. And so I think we started off on the right foot and victories always help. And so you're starting off with 2 large approvals, that feels very good. And we're working. The other part of this is 2 years ago, we hired a leader for us from Aquesta, and he managed about 40% of that existing portfolio. And so we feel good about the possibility. You always worry on an acquisition, how much you're going to hold. We feel very good about our inside. We have some inside baseball on this one. And just everything is aligning really well from a credit culture and I said these 2 first big wins are going to help a lot.

Kevin Patrick Fitzsimmons

D.A. Davidson & Co.

Great. And one quick follow-up. There's been a lot of attention on supply chain disruption, worker shortages. Just wondering, is that, in your view, purely constraints on growth? Or is it emerging more as a potential credit issue?

Rich Bradshaw

Executive VP & Chief Banking Officer

I think I'll take a stab at this. This is Rich, and maybe Rob can answer as well. Certainly, as we talk to our customers, the 2 things that we do here are concerns about the supply chain and labor. So as we think about next year, providing those do not get worse, we still feel real optimistic. And so -- and we haven't seen a lot of impact, but I'll let Rob talk about that.

Rob Edwards

Executive VP & Chief Risk Officer

On the asset quality side, we are not seeing, as you can tell, really an impact from those issues. And so the way I am looking at it is kind of as you propose, which is people are hesitant to do the next expansion because they're concerned about the issues that you raised. So I see it more as a loan growth limiter than really an asset quality element at this point.

Operator

Our next question is from Brody Preston with Stephens Inc.

Brody Preston

Stephens Inc.

I wanted to start maybe on the loan growth discussion core C&I this quarter lagged down by about 2% quarter- on-quarter. And so I wanted to ask, was there anything specific that drove that?

Rich Bradshaw

Executive VP & Chief Banking Officer

This is Rich. The answer is yes. We did have a Florida C&I credit that we wanted to exit. It was $20 million. It also happened to be special mention credit. So we feel very good about exiting that. One other thing I wanted to just talk about the loan growth. In Q3, we hired 5 commercial lenders throughout the footprint. We hired additional SBA business development officer and an asset based loan officer and a private banker. What really we feel great about in addition to that is we had -- we're having serious discussions with a couple of lift-out teams that I think would be very prolific in our future, and we've had a lot of success with lift-outs. And I can tell you that those haven't happened, they're not finalized, but they're way down the road, and so we feel very excited about that.

Brody Preston

Stephens Inc.

Okay. I guess while we're on the topic of loan growth I was just looking at the quarterly production and this quarter is up 20% year-over-year, but it's down into the last 2 quarters. And so I wanted to ask, is there anything over the last 6 months, it's been driving production to be a bit slower? Or is it typical of what other banks have been seeing being labor shortages and borrowers holding higher levels of liquidity?

Rich Bradshaw

Executive VP & Chief Banking Officer

I think you really kind of summed it up at the end there with -- we're all kind of facing that a little bit. There's certainly a lot of liquidity in the market. And certainly, the supply chain and labor has played into that. But again, providing those things don't increase going forward, we're very optimistic.

Brody Preston

Stephens Inc.

Okay. Got it. And then on the loan yields, I thought that the core loan yields held up fairly well last quarter. And so I was hoping that maybe you could give me a sense for what new production yields look like currently and what the yield that's kind of rolling off the back book looks like?

Jefferson Harralson

Executive VP & CFO

Great question, Brody. So if you look at the incremental loan yields coming in. If you look at the bank only and leave Navitas out, they're probably coming in 15 to 20 basis points lower than the -- what the existing loan yield is. And so I think if you look at loan yield by itself, you would say, well, that loan yield is going to continue to come down a little bit. Now if you look at any given month, if you have a higher mix of Navitas, then some of these months are coming in at higher than our existing yields. So it expands a little bit on our mix. But net-net, I think it's -- you're going to see the loan yield come down a little bit. Now at the same time, we have a mix change that's going to help us on the asset side. It helped -- it did not help this quarter. But with the significant amount of cash moved into the securities portfolio and some strong loan growth that we think. I think the mix change can go a long way in offsetting the loan yield compression that I think is going to happen. Net-net, I think you're going to see a relatively flat margin plus or minus 3 basis points, I'd say.

Brody Preston

Stephens Inc.

Okay. Understood. And Jefferson, what are the new yields that you're putting on in the securities portfolio?

Jefferson Harralson

Executive VP & CFO

140-ish.

Brody Preston

Stephens Inc.

Okay. Okay. Okay. And then maybe just on the fee income, the SBA and the Navitas sales, I think last quarter, you guys had intimated that they slow down from the second quarter and hold more on the portfolio. But if the outlook for the fourth quarter is stronger than the third, would you consider selling more of those SBA loans than you did in the quarter?

Rob Edwards

Executive VP & Chief Risk Officer

Rich may just step in here in a minute, too. Quarter 4 is our seasonally strongest one for SBA loans. So naturally, it could be a little higher. We think about it also in combination with Navitas loan sales. I would expect a small amount of Navitas loan sales again, we're trying to balance because we have a lot of cash. We have -- we want to put some of this to work. We've been having a strong fundamental momentum already. And so we really want to keep some of these assets if we can, but also the gain sale market is strong, too, and it's our seasonally strongest quarter. So I would expect similar to this quarter, but it is a seasonally stronger quarter, and we would have the opportunity to sell more if we want to.

Rich Bradshaw

Executive VP & Chief Banking Officer

Yes. I would say we probably have to leave in mortgage in this. And because mortgage, we expect to be a little bit down, I would expect that we'll sell a little bit more of SBA this quarter versus last quarter.

Brody Preston

Stephens Inc.

Got it. And I just have 2 last ones on mortgage. Jefferson, maybe you could speak to what drove the significant increase in the gain on sale margin?

Jefferson Harralson

Executive VP & CFO

Yes. So I might pass this to Rich. What I heard the question is what drove the significant increase on the gain-on-sale margin this quarter versus last?

Rich Bradshaw

Executive VP & Chief Banking Officer

Yes. So we did have 2 onetime events One had to do with the 50 basis points that Fannie and Freddie allowed for second home and investment properties, also known as the adverse market fee. And so that allowed us to take a onetime gain of approximately $100,000 last quarter. And then the preferred stock purchase agreement, when that strategy happened, we were able to -- when they -- excuse me, they discontinued that strategy. We were able to not sell in the private market, but sell in Fannie and Freddie and get a bigger game. And so that was the other onetime gain.

Brody Preston

Stephens Inc.

Understood. And then my last one was on the wealth front international between Seaside and FinTrust. You've bolstered the wealth offering that you significantly. I wanted to ask maybe a couple of questions. How long until those businesses are kind of operating under one brand if they're operating under one brand? And then [Technical Difficulty] you might do early here that you think you can target more effectively than the [Technical Difficulty] AUM even higher than [Technical Difficulty]?

Rich Bradshaw

Executive VP & Chief Banking Officer

Sure. This is Rich again. So yes, the FinTrust team and the Seaside team led by Gideon Haymaker have been working on this. And the thought is that we'll be really operating as one team at the start of the year. And we're looking at -- we've gone through all the strategy stuff. Now we're identifying some new hires. And part of that will identify where we go first is kind of where the talent is first. But -- It looks like we're going to be bringing those to market first in South Carolina and second, probably in North Carolina, just based on the talent. But we're very excited about this, and we're also seeing a lot of opportunities to take one-offs on FAs to bring their portfolios in. And also there's other companies like FinTrust that are available out there that we're looking at. So we're looking at all those things and it will be a continuum. But we're really thinking about starting next year when you see all that kind of kick off.

Operator

And our next question comes from Christopher Marinac with Janney Montgomery.

Chris Marinac

Janney Montgomery Scott LLC

Question either for Lynn or for Rob or even for Rich, just about sort of the space race to put new cash to work in the loans, I mean how are you balancing the kind of need to put the money out, but also kind of managing risk? And are you seeing anything more unusual than normal on the competitive front?

Lynn Harton

Chairman, President & CEO

Yes. You want to take that, Rob?

Rob Edwards

Executive VP & Chief Risk Officer

Yes, I'd be glad to. So we are -- we have I guess the good fortune of having a very strong credit culture, and I think our people are disciplined and consistent in how they underwrite and approach credit. And so far, we've been successful at staying true to our culture and how we approach credit. That's not to say that there are some isolated situations where we see competitors do some one-offs. And it's not ruling the market at the day and so -- or as of today, and so we're able to stay true to who we've been over time.

Lynn Harton

Chairman, President & CEO

What you're still seeing at this point is more pressure on the lending margin, the credit spread than on structure. Certainly, we don't have appetite to compete on structure. We're blessed with great markets. So -- but you are seeing it on the credit spread side, primarily.

Operator

And our next question will come from Michael Rose with Raymond James.

Michael Rose

Raymond James & Associates, Inc.

Just wanted to get a sense, Jefferson, for the margin as we layer in a Aquesta and Reliant. And maybe if you could talk to what you would expect with all the pro forma adjustments? And if you have a sense for what the total amount of accretion to be recognized, both what you're recognizing -- what's left now and then what you'll add with Aquesta and Reliant?

Jefferson Harralson

Executive VP & CFO

Yes, it's a great question. Let me start with Aquesta on there. I expect about $6 million to $7 million of new accretion to come in. We're at $19 million total from past deals now. Aquesta has a higher margin than us. They're only 3% of our average earning assets. So I think nominally better with Aquesta by itself. Reliant is a harder question right now. They just did a 4.40% margin. So if you add those 2 together and blend it, it's a higher margin for us, but you're also some complications in there because we're taking out their accretion, we're putting in our new accretion. The last 2 estimates I've seen on the new accretion had a pretty wide range around it. And so I can't give you a number there because it could be -- because it's -- I've seen wide ranges of estimates there. But I would expect there -- I think it's at least 10 basis points higher from Reliant, maybe more depending on the mark. But the -- we had to come back at a later time to give you our estimate on accretion because the last 2 estimates I've seen have been pretty different.

Operator

And we have no more questions.

Lynn Harton

Chairman, President & CEO

All right, great. Well, once again, just thank you for your interest in United. Our apologies for the audio quality here and sorry that happened. But anyway, we will talk to you next quarter, if not before. So thank you.